UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August, 2003

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                           West Sussex RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Spirent plc


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                             Account Desig.           Shares

ALMLUFTTL-18409-CHASE MANHATTA                ALMLUFTT                525,632

ASTEXMTTL-21359-CHASE NOMINEES                ASTEXMTT                 97,866

ASUKEXTTL-20947-CHASE MANHATTA                ASUKEXTT             12,070,648

BARCLAYS CAPITAL NOMINEES LTD                                         814,602

BARCLAYS TRUST CO AS EXEC/ADM                                              98

BLEQFDUKQ-16331-CHASE MANHATTA BLEOFDUK                               368,842

BLEQPTUEA-16341-CHASE MANHATTA                BLEOPTUE              1,360,264

BLEQPTUKQ-16341-CHASE MANHATTA                BLEOPTUK                856,136

BLINTNUKQ-Z1AJ-DUMMY                          BLINTNUK                 48,688

BLUKINTTL-16400-CHASE MANHATTA                BLUKINTT              8,607,324

CHASE MANHATTAN BANK                          527191                1,669,722

CHASE MANHATTAN BANK                          536747                  358,961

CHASE MANHATTAN BANK                          552942                  376,850

CHATRKTTL-16376-CHASE MANHATTA                CHATRKTT                465,794

INVESTORS BANK AND TRUST CO.                  573039                   75,600

INVESTORS BANK AND TRUST CO.                  585934                    4,910

INVESTORS BANK AND TRUST CO.                  595966                  192,819

JPMORGAN CHASE BANK                           540186                  102,598

NORTHERN TRUST BANK - BGI SEPA                581610                   91,803

NORTHERN TRUST BANK - BGI SEPA                584069                   63,560

UBS LIMITED                                   583996                  446,293

ZEBAN NOMINEES LIMITED                                                  5,625


TOTAL                                                              28,604,635


5. Number of shares / amount of stock acquired

Not notified


6. Percentage of issued class

Not notified


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

Ordinary Shares of 3.3333 pence each


10. Date of transaction

Not notified


11. Date company informed

21 August 2003


12. Total holding following this notification

28,604,635


13. Total percentage holding of issued class following this notification

3.03%


14. Any additional information

-


15. Name of contact and telephone number for queries

Michael Anscombe - 01293 767672


16. Name and signature of authorised company official responsible for making this notification

Michael Anscombe, Assistant Company Secretary


Date of notification

21 August 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___21 August 2003____             By   ____/s/ Luke Thomas____

                                                    (Signature)*